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                                                                    EXHIBIT 99.1

ITEM 1A. RISK FACTORS

     We are a holding company that conducts all of our business operations through subsidiaries, primarily CenterPoint Houston and CERC. The following summarizes the principal risk factors associated with the businesses conducted by each of these subsidiaries:

RISK FACTORS AFFECTING OUR ELECTRIC TRANSMISSION & DISTRIBUTION BUSINESS

CENTERPOINT HOUSTON MAY NOT BE SUCCESSFUL IN ULTIMATELY RECOVERING THE FULL VALUE OF ITS TRUE-UP COMPONENTS, WHICH COULD RESULT IN THE ELIMINATION OF CERTAIN TAX BENEFITS AND COULD HAVE AN ADVERSE IMPACT ON CENTERPOINT HOUSTON'S RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS.

     In March 2004, CenterPoint Houston filed its true-up application with the Texas Utility Commission, requesting recovery of $3.7 billion, excluding interest. In December 2004, the Texas Utility Commission issued its final order (True-Up Order) allowing CenterPoint Houston to recover a true-up balance of approximately $2.3 billion, which included interest through August 31, 2004, and providing for adjustment of the amount to be recovered to include interest on the balance until recovery, the principal portion of additional excess mitigation credits returned to customers after August 31, 2004 and certain other matters. CenterPoint Houston and other parties filed appeals of the True-Up Order to a district court in Travis County, Texas. In August 2005, the court issued its final judgment on the various appeals. In its judgment, the court affirmed most aspects of the True-Up Order, but reversed two of the Texas Utility Commission's rulings. The judgment would have the effect of restoring approximately $650 million, plus interest, of the $1.7 billion the Texas Utility Commission had disallowed from CenterPoint Houston's initial request. First, the court reversed the Texas Utility Commission's decision to prohibit CenterPoint Houston from recovering $180 million in credits through August 2004 that CenterPoint Houston was ordered to provide to retail electric providers as a result of an inaccurate stranded cost estimate made by the Texas Utility Commission in 2000. Additional credits of approximately $30 million were paid after August 2004. Second, the court reversed the Texas Utility Commission's disallowance of $440 million in transition costs which are recoverable under the Texas Utility Commission's regulations. CenterPoint Houston and other parties appealed the district court decisions. Briefs have been filed with the 3rd Court of Appeals in Austin but oral argument has not yet been scheduled. No prediction can be made as to the ultimate outcome or timing of such appeals. Additionally, if the amount of the true-up balance is reduced on appeal to below the amount recovered through the issuance of transition bonds and under the CTC, while the amount of transition bonds outstanding would not be reduced, CenterPoint Houston would be required to refund the over recovery to its customers.

     Among the issues raised in our appeal of the True-Up Order is the Texas Utility Commission's reduction of our stranded cost recovery by approximately $146 million for the present value of certain deferred tax benefits associated with our former Texas Genco assets. Such reduction was considered in our recording of an after-tax extraordinary loss of $977 million in the last half of 2004. We believe that the Texas Utility Commission based its order on proposed regulations issued by the IRS in March 2003 related to those tax benefits. Those proposed regulations would have allowed utilities which were deregulated before March 4, 2003 to make a retroactive election to pass the benefits of ADITC and EDFIT back to customers. However, in December 2005, the IRS withdrew those proposed normalization regulations and issued new proposed regulations that do not include the provision allowing a retroactive election to pass the tax benefits back to customers. If the December 2005 proposed regulations become effective and if the Texas Utility Commission's order on this issue is not reversed on appeal or the amount of the tax benefits is not otherwise restored by the Texas Utility Commission, the IRS is likely to consider that a "normalization violation" has occurred. If so, the IRS could require us to pay an amount equal to CenterPoint Houston's unamortized ADITC balance as of the date that the normalization violation was deemed to have occurred. In addition, if a normalization violation is deemed to have occurred, the IRS could also deny CenterPoint Houston the ability to elect accelerated depreciation benefits. If a normalization violation should ultimately be found to exist, it could have an adverse impact on our results of operations, financial condition and cash flows. The Texas Utility Commission has not previously required a company subject to its jurisdiction to take action that would result in a normalization violation.

CENTERPOINT HOUSTON'S RECEIVABLES ARE CONCENTRATED IN A SMALL NUMBER OF RETAIL ELECTRIC PROVIDERS, AND ANY DELAY OR DEFAULT IN PAYMENT COULD ADVERSELY AFFECT CENTERPOINT HOUSTON'S CASH FLOWS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

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     CenterPoint Houston's receivables from the distribution of electricity are collected from retail electric providers that supply the electricity CenterPoint Houston distributes to their customers. Currently, CenterPoint Houston does business with 66 retail electric providers. Adverse economic conditions, structural problems in the market served by the Electric Reliability Council of Texas, Inc. (ERCOT) or financial difficulties of one or more retail electric providers could impair the ability of these retail providers to pay for CenterPoint Houston's services or could cause them to delay such payments. CenterPoint Houston depends on these retail electric providers to remit payments on a timely basis. Applicable regulatory provisions require that customers be shifted to a provider of last resort if a retail electric provider cannot make timely payments. RRI, through its subsidiaries, is CenterPoint Houston's largest customer. Approximately 56% of CenterPoint Houston's $127 million in billed receivables from retail electric providers at December 31, 2005 was owed by subsidiaries of RRI. Any delay or default in payment could adversely affect CenterPoint Houston's cash flows, financial condition and results of operations.

RATE REGULATION OF CENTERPOINT HOUSTON'S BUSINESS MAY DELAY OR DENY CENTERPOINT HOUSTON'S ABILITY TO EARN A REASONABLE RETURN AND FULLY RECOVER ITS COSTS.

     CenterPoint Houston's rates are regulated by certain municipalities and the Texas Utility Commission based on an analysis of its invested capital and its expenses in a test year. Thus, the rates that CenterPoint Houston is allowed to charge may not match its expenses at any given time. The regulatory process by which rates are determined may not always result in rates that will produce full recovery of CenterPoint Houston's costs and enable CenterPoint Houston to earn a reasonable return on its invested capital.

DISRUPTIONS AT POWER GENERATION FACILITIES OWNED BY THIRD PARTIES COULD INTERRUPT CENTERPOINT HOUSTON'S SALES OF TRANSMISSION AND DISTRIBUTION SERVICES.

     CenterPoint Houston transmits and distributes to customers of retail electric providers electric power that the retail electric providers obtain from power generation facilities owned by third parties. CenterPoint Houston does not own or operate any power generation facilities. If power generation is disrupted or if power generation capacity is inadequate, CenterPoint Houston's sales of transmission and distribution services may be diminished or interrupted, and its results of operations, financial condition and cash flows may be adversely affected.

CENTERPOINT HOUSTON'S REVENUES AND RESULTS OF OPERATIONS ARE SEASONAL.

     A significant portion of CenterPoint Houston's revenues is derived from rates that it collects from each retail electric provider based on the amount of electricity it distributes on behalf of such retail electric provider. Thus, CenterPoint Houston's revenues and results of operations are subject to seasonality, weather conditions and other changes in electricity usage, with revenues being higher during the warmer months.

RISK FACTORS AFFECTING OUR NATURAL GAS DISTRIBUTION, COMPETITIVE NATURAL GAS SALES AND SERVICES AND PIPELINES AND FIELD SERVICES BUSINESSES

RATE REGULATION OF CERC'S BUSINESS MAY DELAY OR DENY CERC'S ABILITY TO EARN A REASONABLE RETURN AND FULLY RECOVER ITS COSTS.

     CERC's rates for its local distribution companies are regulated by certain municipalities and state commissions, and for its interstate pipelines by the FERC, based on an analysis of its invested capital and its expenses in a test year. Thus, the rates that CERC is allowed to charge may not match its expenses at any given time. The regulatory process in which rates are determined may not always result in rates that will produce full recovery of CERC's costs and enable CERC to earn a reasonable return on its invested capital.

CERC'S BUSINESSES MUST COMPETE WITH ALTERNATIVE ENERGY SOURCES, WHICH COULD LEAD TO LESS NATURAL GAS BEING MARKETED, AND ITS PIPELINES AND FIELD SERVICES BUSINESSES MUST COMPETE DIRECTLY WITH OTHERS IN THE TRANSPORTATION, STORAGE, GATHERING, TREATING AND PROCESSING OF NATURAL GAS, WHICH COULD LEAD TO LOWER PRICES, EITHER OF WHICH COULD HAVE AN ADVERSE IMPACT ON CERC'S RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS.

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     CERC competes primarily with alternate energy sources such as electricity and other fuel sources. In some areas, intrastate pipelines, other natural gas distributors and marketers also compete directly with CERC for natural gas sales to end-users. In addition, as a result of federal regulatory changes affecting interstate pipelines, natural gas marketers operating on these pipelines may be able to bypass CERC's facilities and market, sell and/or transport natural gas directly to commercial and industrial customers. Any reduction in the amount of natural gas marketed, sold or transported by CERC as a result of competition may have an adverse impact on CERC's results of operations, financial condition and cash flows.

     CERC's two interstate pipelines and its gathering systems compete with other interstate and intrastate pipelines and gathering systems in the transportation and storage of natural gas. The principal elements of competition are rates, terms of service, and flexibility and reliability of service. They also compete indirectly with other forms of energy, including electricity, coal and fuel oils. The primary competitive factor is price. The actions of CERC's competitors could lead to lower prices, which may have an adverse impact on CERC's results of operations, financial condition and cash flows.

CERC'S NATURAL GAS DISTRIBUTION AND COMPETITIVE NATURAL GAS SALES AND SERVICES BUSINESSES ARE SUBJECT TO FLUCTUATIONS IN NATURAL GAS PRICING LEVELS, WHICH COULD AFFECT THE ABILITY OF CERC'S SUPPLIERS AND CUSTOMERS TO MEET THEIR OBLIGATIONS OR OTHERWISE ADVERSELY AFFECT CERC'S LIQUIDITY.

     CERC is subject to risk associated with increases in the price of natural gas, which has been the trend in recent years. Increases in natural gas prices might affect CERC's ability to collect balances due from its customers and, on the regulated side, could create the potential for uncollectible accounts expense to exceed the recoverable levels built into CERC's tariff rates. In addition, a sustained period of high natural gas prices could apply downward demand pressure on natural gas consumption in the areas in which CERC operates and increase the risk that CERC's suppliers or customers fail or are unable to meet their obligations. Additionally, increasing gas prices could create the need for CERC to provide collateral in order to purchase gas.

IF CERC WERE TO FAIL TO EXTEND A CONTRACT WITH ONE OF ITS SIGNIFICANT PIPELINE CUSTOMERS, THERE COULD BE AN ADVERSE IMPACT ON ITS OPERATIONS.

     CERC's contract with Laclede Gas Company, one of its pipeline's customers, is currently scheduled to expire in 2007. To the extent the pipeline is unable to extend this contract or the contract is renegotiated at rates substantially less than the rates provided in the current contract, there could be an adverse effect on CERC's results of operations, financial condition and cash flows.

A DECLINE IN CERC'S CREDIT RATING COULD RESULT IN CERC'S HAVING TO PROVIDE COLLATERAL IN ORDER TO PURCHASE GAS.

     If CERC's credit rating were to decline, it might be required to post cash collateral in order to purchase natural gas. If a credit rating downgrade and the resultant cash collateral requirement were to occur at a time when CERC was experiencing significant working capital requirements or otherwise lacked liquidity, CERC might be unable to obtain the necessary natural gas to meet its obligations to customers, and its results of operations, financial condition and cash flows would be adversely affected.

CERC'S PIPELINES' AND FIELD SERVICES' BUSINESS REVENUES AND RESULTS OF OPERATIONS ARE SUBJECT TO FLUCTUATIONS IN THE SUPPLY OF GAS.

     CERC's pipelines and field services business largely relies on gas sourced in the various supply basins located in the Midcontinent region of the United States. To the extent the availability of this supply is substantially reduced, it could have an adverse effect on CERC's results of operations, financial condition and cash flows.

CERC'S REVENUES AND RESULTS OF OPERATIONS ARE SEASONAL.

     A substantial portion of CERC's revenues is derived from natural gas sales and transportation. Thus, CERC's revenues and results of operations are subject to seasonality, weather conditions and other changes in natural gas usage, with revenues being higher during the winter months.

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RISK FACTORS ASSOCIATED WITH OUR CONSOLIDATED FINANCIAL CONDITION

IF WE ARE UNABLE TO ARRANGE FUTURE FINANCINGS ON ACCEPTABLE TERMS, OUR ABILITY TO REFINANCE EXISTING INDEBTEDNESS COULD BE LIMITED.

     As of December 31, 2005, we had $8.9 billion of outstanding indebtedness on a consolidated basis, which includes $2.5 billion of non-recourse transition bonds. As of December 31, 2005, approximately $665 million principal amount of this debt must be paid through 2008. This amount excludes principal repayments of approximately $379 million on transition bonds, for which a dedicated revenue stream exists. In addition, we have $830 million of outstanding convertible notes on which holders could exercise their "put" rights during this period. Our future financing activities may depend, at least in part, on:

     - the timing and amount of our recovery of the true-up components, including, in particular, the results of appeals to the courts of determinations on rulings obtained to date;

     -    general economic and capital market conditions;

     -    credit availability from financial institutions and other lenders;

     -    investor confidence in us and the market in which we operate;

     -    maintenance of acceptable credit ratings;

     - market expectations regarding our future earnings and probable cash flows;

     - market perceptions of our ability to access capital markets on reasonable terms;

     - our exposure to RRI in connection with its indemnification obligations arising in connection with its separation from us; and

     -    provisions of relevant tax and securities laws.

     As of December 31, 2005, CenterPoint Houston had outstanding $2.0 billion aggregate principal amount of general mortgage bonds under the General Mortgage, including approximately $527 million held in trust to secure pollution control bonds for which CenterPoint Energy is obligated and approximately $229 million held in trust to secure pollution control bonds for which CenterPoint Houston is obligated. Additionally, CenterPoint Houston had outstanding approximately $253 million aggregate principal amount of first mortgage bonds under the Mortgage, including approximately $151 million held in trust to secure certain pollution control bonds for which CenterPoint Energy is obligated. CenterPoint Houston may issue additional general mortgage bonds on the basis of retired bonds, 70% of property additions or cash deposited with the trustee. Approximately $2.0 billion of additional first mortgage bonds and general mortgage bonds could be issued on the basis of retired bonds and 70% of property additions as of December 31, 2005. However, CenterPoint Houston is contractually prohibited, subject to certain exceptions, from issuing additional first mortgage bonds.

     Our current credit ratings are discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Future Sources and Uses of Cash -- Impact on Liquidity of a Downgrade in Credit Ratings" in Item 7 of this report. These credit ratings may not remain in effect for any given period of time and one or more of these ratings may be lowered or withdrawn entirely by a rating agency. We note that these credit ratings are not recommendations to buy, sell or hold our securities. Each rating should be evaluated independently of any other rating. Any future reduction or withdrawal of one or more of our credit ratings could have a material adverse impact on our ability to access capital on acceptable terms.

AS A HOLDING COMPANY WITH NO OPERATIONS OF OUR OWN, WE WILL DEPEND ON DISTRIBUTIONS FROM OUR SUBSIDIARIES TO MEET OUR PAYMENT OBLIGATIONS, AND PROVISIONS OF APPLICABLE LAW OR CONTRACTUAL RESTRICTIONS COULD LIMIT THE AMOUNT OF THOSE DISTRIBUTIONS.

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     We derive all our operating income from, and hold all our assets through, our subsidiaries. As a result, we will depend on distributions from our subsidiaries in order to meet our payment obligations. In general, these subsidiaries are separate and distinct legal entities and have no obligation to provide us with funds for our payment obligations, whether by dividends, distributions, loans or otherwise. In addition, provisions of applicable law, such as those limiting the legal sources of dividends, limit their ability to make payments or other distributions to us, and they could agree to contractual restrictions on their ability to make distributions.

     Our right to receive any assets of any subsidiary, and therefore the right of our creditors to participate in those assets, will be effectively subordinated to the claims of that subsidiary's creditors, including trade creditors. In addition, even if we were a creditor of any subsidiary, our rights as a creditor would be subordinated to any security interest in the assets of that subsidiary and any indebtedness of the subsidiary senior to that held by us.

THE USE OF DERIVATIVE CONTRACTS BY US AND OUR SUBSIDIARIES IN THE NORMAL COURSE OF BUSINESS COULD RESULT IN FINANCIAL LOSSES THAT NEGATIVELY IMPACT OUR RESULTS OF OPERATIONS AND THOSE OF OUR SUBSIDIARIES.

     We and our subsidiaries use derivative instruments, such as swaps, options, futures and forwards, to manage our commodity and financial market risks. We and our subsidiaries could recognize financial losses as a result of volatility in the market values of these contracts, or should a counterparty fail to perform. In the absence of actively quoted market prices and pricing information from external sources, the valuation of these financial instruments can involve management's judgment or use of estimates. As a result, changes in the underlying assumptions or use of alternative valuation methods could affect the reported fair value of these contracts.

RISKS COMMON TO OUR BUSINESSES AND OTHER RISKS

WE ARE SUBJECT TO OPERATIONAL AND FINANCIAL RISKS AND LIABILITIES ARISING FROM ENVIRONMENTAL LAWS AND REGULATIONS.

     Our operations are subject to stringent and complex laws and regulations pertaining to health, safety and the environment. As an owner or operator of natural gas pipelines and distribution systems, gas gathering and processing systems, and electric transmission and distribution systems we must comply with these laws and regulations at the federal, state and local levels. These laws and regulations can restrict or impact our business activities in many ways, such as:

     -    restricting the way we can handle or dispose of our wastes;

     - limiting or prohibiting construction activities in sensitive areas such as wetlands, coastal regions, or areas inhabited by endangered species;

     - requiring remedial action to mitigate pollution conditions caused by our operations, or attributable to former operations; and

     - enjoining the operations of facilities deemed in non-compliance with permits issued pursuant to such environmental laws and regulations.

     In order to comply with these requirements, we may need to spend substantial amounts and devote other resources from time to time to:

     -    construct or acquire new equipment;

     -    acquire permits for facility operations;

     -    modify or replace existing and proposed equipment; and

     - clean up or decommission waste disposal areas, fuel storage and management facilities and other locations and facilities.

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     Failure to comply with these laws and regulations may trigger a variety of administrative, civil and criminal enforcement measures, including the assessment of monetary penalties, the imposition of remedial actions, and the issuance of orders enjoining future operations. Certain environmental statutes impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released. Moreover, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the release of hazardous substances or other waste products into the environment.

OUR INSURANCE COVERAGE MAY NOT BE SUFFICIENT. INSUFFICIENT INSURANCE COVERAGE AND INCREASED INSURANCE COSTS COULD ADVERSELY IMPACT OUR RESULTS OF OPERATIONS, FINANCIAL CONDITION AND CASH FLOWS.

     We currently have general liability and property insurance in place to cover certain of our facilities in amounts that we consider appropriate. Such policies are subject to certain limits and deductibles and do not include business interruption coverage. Insurance coverage may not be available in the future at current costs or on commercially reasonable terms, and the insurance proceeds received for any loss of, or any damage to, any of our facilities may not be sufficient to restore the loss or damage without negative impact on our results of operations, financial condition and cash flows.

     In common with other companies in its line of business that serve coastal regions, CenterPoint Houston does not have insurance covering its transmission and distribution system because CenterPoint Houston believes it to be cost prohibitive. If CenterPoint Houston were to sustain any loss of, or damage to, its transmission and distribution properties, it may not be able to recover such loss or damage through a change in its regulated rates, and any such recovery may not be timely granted. Therefore, CenterPoint Houston may not be able to restore any loss of, or damage to, any of its transmission and distribution properties without negative impact on its results of operations, financial condition and cash flows.

WE, CENTERPOINT HOUSTON AND CERC COULD INCUR LIABILITIES ASSOCIATED WITH BUSINESSES AND ASSETS THAT WE HAVE TRANSFERRED TO OTHERS.

     Under some circumstances, we and CenterPoint Houston could incur liabilities associated with assets and businesses we and CenterPoint Houston no longer own. These assets and businesses were previously owned by Reliant Energy, a predecessor of CenterPoint Houston, directly or through subsidiaries and include:

     - those transferred to RRI or its subsidiaries in connection with the organization and capitalization of RRI prior to its initial public offering in 2001; and

     - those transferred to Texas Genco in connection with its organization and capitalization.

     In connection with the organization and capitalization of RRI, RRI and its subsidiaries assumed liabilities associated with various assets and businesses Reliant Energy transferred to them. RRI also agreed to indemnify, and cause the applicable transferee subsidiaries to indemnify, us and our subsidiaries, including CenterPoint Houston and CERC, with respect to liabilities associated with the transferred assets and businesses. The indemnity provisions were intended to place sole financial responsibility on RRI and its subsidiaries for all liabilities associated with the current and historical businesses and operations of RRI, regardless of the time those liabilities arose. If RRI is unable to satisfy a liability that has been so assumed in circumstances in which Reliant Energy has not been released from the liability in connection with the transfer, we, CenterPoint Houston or CERC could be responsible for satisfying the liability.

     Prior to CenterPoint Energy's distribution of its ownership in RRI to its shareholders, CERC had guaranteed certain contractual obligations of what became RRI's trading subsidiary. Under the terms of the separation agreement between the companies, RRI agreed to extinguish all such guarantee obligations prior to separation, but when separation occurred in September 2002, RRI had been unable to extinguish all obligations. To secure CenterPoint Energy and CERC against obligations under the remaining guarantees, RRI agreed to provide cash or letters of credit for the benefit of CERC and CenterPoint Energy, and undertook to use commercially reasonable efforts to extinguish the remaining guarantees. Our current exposure under the remaining guarantees relates to CERC's guarantee of the payment by RRI of demand charges related to transportation contracts with one

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counterparty. The demand charges are approximately $53 million per year in 2006 through 2015, $49 million in 2016, $38 million in 2017 and $13 million in 2018. As a result of changes in market conditions, CenterPoint Energy's potential exposure under that guarantee currently exceeds the security provided by RRI. CenterPoint Energy has requested RRI to increase the amount of its existing letters of credit or, in the alternative, to obtain a release of CERC's obligations under the guarantee, and CenterPoint Energy and RRI are pursuing alternatives. RRI continues to meet its obligations under the transportation contracts.

     RRI's unsecured debt ratings are currently below investment grade. If RRI were unable to meet its obligations, it would need to consider, among various options, restructuring under the bankruptcy laws, in which event RRI might not honor its indemnification obligations and claims by RRI's creditors might be made against us as its former owner.

     Reliant Energy and RRI are named as defendants in a number of lawsuits arising out of power sales in California and other West Coast markets and financial reporting matters. Although these matters relate to the business and operations of RRI, claims against Reliant Energy have been made on grounds that include the effect of RRI's financial results on Reliant Energy's historical financial statements and liability of Reliant Energy as a controlling shareholder of RRI. We or CenterPoint Houston could incur liability if claims in one or more of these lawsuits were successfully asserted against us or CenterPoint Houston and indemnification from RRI were determined to be unavailable or if RRI were unable to satisfy indemnification obligations owed with respect to those claims.

     In connection with the organization and capitalization of Texas Genco, Texas Genco assumed liabilities associated with the electric generation assets Reliant Energy transferred to it. Texas Genco also agreed to indemnify, and cause the applicable transferee subsidiaries to indemnify, us and our subsidiaries, including CenterPoint Houston, with respect to liabilities associated with the transferred assets and businesses. In many cases the liabilities assumed were obligations of CenterPoint Houston and CenterPoint Houston was not released by third parties from these liabilities. The indemnity provisions were intended generally to place sole financial responsibility on Texas Genco and its subsidiaries for all liabilities associated with the current and historical businesses and operations of Texas Genco, regardless of the time those liabilities arose. In connection with the sale of Texas Genco's fossil generation assets (coal, lignite and gas-fired plants) to Texas Genco LLC, the separation agreement we entered into with Texas Genco in connection with the organization and capitalization of Texas Genco was amended to provide that all of Texas Genco's rights and obligations under the separation agreement relating to its fossil generation assets, including Texas Genco's obligation to indemnify us with respect to liabilities associated with the fossil generation assets and related business, were assigned to and assumed by Texas Genco LLC. In addition, under the amended separation agreement, Texas Genco is no longer liable for, and CenterPoint Energy has assumed and agreed to indemnify Texas Genco LLC against, liabilities that Texas Genco originally assumed in connection with its organization to the extent, and only to the extent, that such liabilities are covered by certain insurance policies or other similar agreements held by CenterPoint Energy. If Texas Genco or Texas Genco LLC were unable to satisfy a liability that had been so assumed or indemnified against, and provided Reliant Energy had not been released from the liability in connection with the transfer, CenterPoint Houston could be responsible for satisfying the liability.

     We or our subsidiaries have been named, along with numerous others, as a defendant in lawsuits filed by a large number of individuals who claim injury due to exposure to asbestos. Most claimants in such litigation have been workers who participated in construction of various industrial facilities, including power plants. Some of the claimants have worked at locations we own, but most existing claims relate to facilities previously owned by our subsidiaries but currently owned by Texas Genco LLC. We anticipate that additional claims like those received may be asserted in the future. Under the terms of the separation agreement between us and Texas Genco, ultimate financial responsibility for uninsured losses from claims relating to facilities transferred to Texas Genco has been assumed by Texas Genco, but under the terms of our agreement to sell Texas Genco to Texas Genco LLC, we have agreed to continue to defend such claims to the extent they are covered by insurance we maintain, subject to reimbursement of the costs of such defense from Texas Genco LLC.